Exhibit 21

UniSource Energy Corporation Subsidiaries

Subsidiary	State or Other Jurisdiction of Incorporation or Organization

Tucson Electric Power Company (TEP)	Arizona
TEP Subsidiaries:
San Carlos Resources Inc.	Arizona

UniSource Energy Services, Inc. (UES)	Arizona
UES Subsidiaries:
UNS Electric, Inc.	Arizona
UNS Gas, Inc.	Arizona